Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:

Income from continuing operations before income taxes	$241,473	$297,181	$281,059	$250,753	$216,084	$235,949
Interest expense (excluding capitalized interest)(1)	15,322	36,529	38,301	46,847	47,797	44,165
Portion of rent expense under long-term operating leases representative of an interest factor	3,670	4,366	3,952	4,463	3,215	3,438
Total earnings	$260,465	$338,076	$323,312	$302,063	$267,096	$283,552

Fixed charges:
Interest expense (including capitalized interest)(1)	$15,322	$36,529	$38,301	$46,847	$47,797	$44,165
Portion of rent expense under long-term operating leases representative of an interest factor	3,670	4,366	3,952	4,463	3,215	3,438
Total fixed charges	$18,992	$40,895	$42,253	$51,310	$51,012	$47,603

Ratio of earnings to fixed charges	13.7	8.3	7.7	5.9	5.2	6.0

(1) Does not include interest expense related to uncertain tax positions.